MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

**Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of June, 2002

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

**Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

CRGH

Brilliance China Automotive Holdings Limited (the "Registrant") is furnishing under the cover of Form 6-K:

(1) an announcement of the Registrant (in Chinese and English) dated June 18, 2002 and published in newspapers in Hong Kong on June 19, 2002 stating that the Directors of the Registrant are not aware of and have not been informed of any of the matters referred to in various press articles dated June 19, 2002 relating to allegations that Mr. Yang, the Chairman of the Registrant, was under investigation for irregularities and that the decrease in share price was attributable to margin calls; and

(2) an announcement of the Registrant (in Chinese and English) dated June 19, 2002 and published in newspapers in Hong Kong on June 20, 2002 announcing a reshuffling of positions of the Registrant's Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive
Holdings Limited

Dated: June 20, 2002

By: ____________________
Name: Xiaoan Wu
Title: Executive Vice President and
Chief Financial Officer

香港聯合交易所有限公司對本公佈內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容所產生或因倚賴該等內容而引致之任何損失承擔任何責任。

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
（華晨中國汽車控股有限公司）*

（於百慕達註冊成立之有限公司）

公佈

董事茲提述多篇指稱本公司主席仰先生正因違規事件而被調查之文章，該等文章亦指稱本公司股價下跌是由於市場補倉所致。董事謹聲明本公司並不知悉亦無接獲通知該等文章所指之事宜。

本公司發現近日股份交投量上升，股價下跌，並欲聲明董事並不知悉升跌原因。

Brilliance China Automotive Holdings Limited（華晨中國汽車控股有限公司）（「本公司」）董事會（「董事會」）董事（「董事」）茲提述是日多份報章刊登之文章（「該等文章」），指稱本公司主席仰融先生（「仰先生」）正因違規事件而被調查，以及本公司股份（「股份」）價格下跌是由於市場補倉所致。董事謹聲明本公司並不知悉亦未收到任何通知，指仰先生因違規事件而被調查，本公司亦已經向仰先生求證，其並未因違規事件而被調查。董事亦聲明，本公司並不知悉該等文章指稱之補倉事件。

本公司發現近日股份交投量上升，股價下跌，並欲聲明董事並不知悉升跌原因。

董事亦確認，本公司目前沒有進行有關須根據上市協議第3段披露的擬定收購或變現的磋商，亦無訂立任何有關協議。董事會亦不知悉有任何事宜屬於或可能屬於股價敏感性質，須根據上市協議第2段的一般責任而披露。

本公佈承董事會之命發出，各董事就本公佈之準確性個別及共同承擔責任。

承董事會命
華晨中國汽車控股有限公司
董事
吳小安

香港特別行政區，二零零二年六月十八日

* 僅供識別

Brilliance China Automotive Holdings Limited

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Directors refer to the Articles alleging that Mr. Yang, chairman of the Company was under investigation for irregularities and that the decrease in shares price was attributable to margin calls and wish to state that the Company is not aware of and has not been informed of any of the matters referred to in the Articles.

The Company has noted the recent increases in trading volume and decrease in the price of the Shares and wish to state that the Directors are not aware of any reasons for such changes.

The board ("Board") of directors (the "Directors") of the Brilliance China Automotive Holdings Limited (the "Company") refer to various press articles appearing in today's various newspapers (the "Articles"), alleging that Mr. Yang Rong, chairman of the Company ("Mr. Yang"), was under investigation for irregularities and that the decrease in the price of the shares of the Company (the "Shares") was attributable to margin calls. The Directors wish to state that the Company is not aware of and has not received any notices that Mr. Yang was under investigation for irregularities and the Company has confirmed with Mr. Yang that he was not under any investigation for irregulatrities. The Directors also wish to state that the Company is not aware of the margin calls as alleged in the Articles.

The Company has noted the recent increases in trading volume and decrease in the price of the Shares and wish to state that the directors are not aware of any reasons for such changes.

The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
Director

Hong Kong SAR, 18 June, 2002

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

（華晨中國汽車控股有限公司）*

（於百慕達註冊成立之有限公司）

公佈

> 本公司留意到近日本公司股份交投量異常及價格上升，並謹此聲明除下述本公司多個職位之委任人選變動以外，董事並不知悉交投量異常及價格變動之原因。

Brilliance China Automotive Holdings Limited（華晨中國汽車控股有限公司）（「本公司」）董事會（「董事會」）謹此公佈，下述本公司高層人員之委任變動由二零零二年六月十八日起生效：

- 吳小安先生獲委任為本公司主席，接替仰融先生；
- 蘇強先生獲委任為本公司署理執行總裁，接替仰融先生；
- 洪星先生獲委任為本公司副主席，接替吳小安先生；
- 何濤先生獲委任為本公司財務總監，接替吳小安先生。

本公司多個職位之委任人選變動乃管理層調動之內部安排，旨在(i)與中華[illegible]及與BMW成立合資企業之[illegible]；及(ii)[illegible]。

本公司多個職位之董事委任人選發生變動之後，[illegible]，仰融先生仍為本公司執行董事，並將繼續參與本公司之管理工作。

本公司留意到近日股份交投量異常及價格上升，並謹此聲明除上述本公司多個職位之委任人選變動以外，董事並不知悉交投量異常及價格變動之原因。

董事亦確認，本公司目前並無有關根據上市規則第13.23段須予披露之收購或變賣之商談或協議；董事會亦不知悉有任何事宜須根據上市規則第13.09段所規定之一般責任而予以披露。

本公佈乃承董事會之命發出，各董事就本公佈之準確性共同及個別承擔責任。

承董事會命
華晨中國汽車控股有限公司
主席
吳小安

香港特別行政區，二零零二年六月十九日

[illegible]

香港經濟日報
2002年6月20日

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Company has noted the recent increases in trading volume and the price of the shares of the Company and wish to state that the Directors are not aware of any reasons for such changes save for the changes in the appointees to various offices of the Company as set out below.

The board of directors ("Board") of the Brilliance China Automotive Holdings Limited (the "Company") wishes to announce changes in the appointees to the following offices of the Company with effect from 18 June 2002:

- **Mr. Wu Xiao An was appointed as the Chairman of the Company in place of Mr. Yang Rong;**
- **Mr. Su Qiang was appointed as the President and Chief Executive Officer of the Company in place of Mr. Yang Rong;**
- **Mr. Hong Xing was appointed as the Vice-Chairman of the Company in place of Mr. Wu Xiao An;**
- **Mr. He Tao was appointed as the Chief Financial Officer of the Company in place of Mr. Wu Xiao An.**

The changes in the appointees to the various offices of the Company is a redesignation of management function internally (i) to strengthen the management of the Company in anticipation of the production of the Zhonghua Sedan and the finalisation of the discussion of the joint venture with BMW; and (ii) to enhance management efficiency by dividing the various management function among the executive Directors so that each executive Director is responsible for a designated management function.

There is no change in the Directors and Mr. Yang Rong remained as an executive Director after the changes in the appointees to the various offices of the Company among the Directors and will continue to participate and involve in the management of the Company.

The Company has noted the recent increases in trading volume and the price of the Shares and wish to state that the directors are not aware of any reasons for such changes, save for the changes in the appointees to various offices of the Company as mentioned above.

The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
Director

Hong Kong SAR, 19 June, 2002

SOUTH CHINA MORNING POST

JUNE 20, 2002

WEBER SHANDWICK WORLDWIDE

即時發佈

吳小安先生獲委任為華晨中國汽車控股有限公司主席 管理層及董事維持不變

(香港，二〇〇二年六月十九日) 華晨中國汽車控股有限公司(紐約証券交易所股票代號：CBA；香港聯交所股票代號：1114)今天於香港宣佈董事會職位改動。

原為副董事長吳小安先生被委任為公司主席，而現任董事蘇強先生、洪星先生和何濤先生則分別擢升為總裁兼行政總裁、副董事長及財務總監，任命於二〇〇二年六月十八日起生效。

前主席仰融先生將仍為董事會董事。

然而，該公司股東架構維持不變，中國金融教育發展基金會仍為該公司的主要股東，擁有百分之三十九點四五股權。

吳小安先生表示：「該等改動只涉及董事會內的職位變更，董事會成員則大致不變，而管理層亦保持一貫運作，董事會期望向公司的客戶及投資者保證華晨的運作將不受影響，尤其是中華轎車的生產及與 BMW 的合作商討將繼續進行。」

- 完 -

詳情垂詢:

華晨中國汽車控股有限公司
吳小安
852 2523 7227

萬博宣偉香港
賈明偉
852 2533 9922

WEBER SHANDWICK
WORLDWIDE

For Immediate Release

For further information, please contact:

Xiaoan Wu
Brilliance China Automotive Holdings Limited
(852) 2523 7227

Mike Wong
Weber Shandwick Hong Kong
(852) 2533 9922

WU XIAOAN APPOINTED CHAIRMAN OF BRILLIANCE CHINA AUTOMOTIVE SENIOR MANAGEMENT AND COMPANY DIRECTORS REMAIN UNCHANGED

Hong Kong, June 19, 2002 – Brilliance China Automotive Holdings Limited (NYSE: CBA; SEHK: 1114) today announced reshuffle of positions of its Board of Directors.

With effect from June 18, 2002, Mr. Wu Xiaoan, previously Vice-Chairman, has been appointed Chairman of the Company. Messrs. Su Qiang, Hong Xing and He Tao, all existing directors, have been promoted to President & Chief Executive Officer, Vice-Chairman and Chief Financial Officer respectively.

Previous Chairman Mr. Yang Rong will remain on the board as a director.

However, there is no change in the shareholding structure of the company with the Chinese Financial Education Development Foundation remaining as the majority shareholder of the company with a stake of 39.45%.

Mr. Wu Xiao An said, "The current changes involve reshuffling of positions within the board. The membership of the board is largely unchanged and hence assures management continuity. The board wants to assure the customers of the company and the investment community that the operation of CBA will not be affected. In particular, the production of the Zhonghua Sedan and the discussion of a JV with BMW will continue."

- End -